UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42606

CONCORDE INTERNATIONAL GROUP LTD

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

Tel: +65 2960802

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Election to Follow Home Country Practices In Lieu of

Certain Nasdaq Corporate Governance Standards

Concorde International Group Ltd (Nasdaq: CIGL) (the “Company”), a British Virgin Islands exempted company has informed The Nasdaq Stock Market LLC (“Nasdaq”) that it intends to follow certain British Virgin Islands corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq (the “Rules”) as set forth below.

1.	Rule 5620(a) of the Nasdaq Listing Rules, pursuant to which each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders within one year of the end of each fiscal year.

2.	Rule 5635(c), which requires shareholders’ approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or a plan or other equity compensation arrangement is established or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for certain circumstances as stated in Listing Rule 5635(c).

The Company’s practices with regard to these requirements are not prohibited under any statutory legal provision of the British Virgin Islands or the amended and restated memorandum and articles of association of the Company as currently in effect.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concorde International Group Ltd

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer and Chairman

Date: August 31, 2026

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